UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32949

Javelin Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Javelin Pharmaceuticals, Inc.

125 CambridgePark Drive

Cambridge, MA 02140

(617) 349-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*  Pursuant to the Agreement and Plan of Merger, dated as of April 17, 2010, by and among Hospira, Inc. (the “Parent”), Discus Acquisition Corporation, a wholly owned subsidiary of the Parent (“Merger Sub”), and Javelin Pharmaceuticals, Inc. (the “Company”), Merger Sub merged with and into the Company effective as of July 2, 2010, with the Company continuing as the surviving corporation in the merger and as a wholly owned subsidiary of the Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Javelin Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JAVELIN PHARMACEUTICALS, INC.

Date:	July 16, 2010	By:	/s/ Brian J. Smith
			Name:	Brian J. Smith
			Title:	Vice President and Secretary